Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

SHENYANG, CHINA — November 23, 2009 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the results of its annual general meeting of shareholders held on October 29, 2010.

At the meeting, the Company’s shareholders re-elected Mr. Bin Huang and Mr. Peiguo Cong to serve as members of the Board of Directors, until the expiration of their term.

The Company’s shareholders also ratified the appointment of Ernst & Young Hua Ming to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010.

In addition, the amendment of Article 61(2) of the Articles of Association concerning the quorum requirement of the general meetings of the Company was approved.

The two proposals, which related to the amendment of Article 86 of the Articles of Association and required the affirmative vote of at least two thirds of the ordinary shares outstanding, were not approved.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 500 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Investor Contacts

Bo Tan Chief Financial Officer 3SBio Inc. Tel: + 86 24 2581-1820 ir@3SBio.com	Tom Folinsbee Director of Investor Relations 3SBio Inc. Tel: + 852 8191-6991 ir@3SBio.com